Exhibit 99.1

QUIPT HOME MEDICAL CORP. ANNOUNCES FILING OF PRELIMINARY BASE SHELF
PROSPECTUS TO REPLACE RECENTLY EXPIRED BASE SHELF PROSPECTUS

Cincinnati, Ohio – December 27, 2023 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT; TSX: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced that it has filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission under the U.S./Canada Multijurisdictional Disclosure System. The Shelf Prospectus and Registration Statement, when made final and effective, will enable the Company to offer up to C$300,000,000 of common shares, preferred shares, debt securities, warrants to acquire any of the securities that are described in the Shelf Prospectus, subscription receipts, and units comprised of any one or more of any of the other securities that are described in the Shelf Prospectus, or any combination thereof (collectively, the “Securities”) at any time during the 25-month period that the Shelf Prospectus remains effective.

The Shelf Prospectus will enable the Company to access new capital or issue securities in connection with strategic acquisitions if and when needed. The amount and timing of any future offerings or issuances will be based on the Company’s financial requirements and market conditions at that time.

The filing of the Shelf Prospectus replaces and is made for the purpose of restoring the original financing capacity of C$200,000,000 which was available to the Company under its previous short form base shelf prospectus dated November 11, 2021 that expired on December 13, 2023 and the filing of the Registration Statement replaced the Company’s previous registration statement on Form F-10 that was declared effective on November 15, 2021, plus an additional C$100,000,00 resulting in a total offering amount of up to C$300,000,000.

The terms of future offerings or issuances under the Shelf Prospectus, the intended use of the net proceeds resulting from such offerings and the terms of the Securities to be offered, if any, will be established at the time of any such offering and will be described in a prospectus supplement filed with the applicable Canadian securities commissions at the time of such an offering.

A copy of the Shelf Prospectus is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, or may be obtained by request from the secretary of the Company at 1019 Town Drive Wilder, Kentucky, USA 41076, telephone: (859) 878-2220.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

For further information please visit our website at www.quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking information” as such term is defined in applicable Canadian securities legislation. The words “may”, “would”, “could”, “should”, “potential”, “will”, “seek”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions as they relate to the Company, including: the approval of the final base shelf prospectus and the timing of filing thereof; future financing opportunities; the filing and effectiveness of any potential prospectus supplement; the amount and terms of any Securities to be offered under one or more shelf prospectus supplement(s); and the Company’s focus on its acquisition strategy, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company’s current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition targets achieving results at least as good as historical performances; and the Company successfully identifying, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.